SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934

(Amendment No. 12)*

Butler Manufacturing Company
(Name of Issuer)

Common Stock, No Par Value
(Title of Class of Securities)

123655 10 2
(CUSIP Number)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

       [X] Rule 13d-1(b)
       [   ] Rule 13d-1(c)
       [   ] Rule 13d-1(d)

_________________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 123655 10 2	13G	Page 2 of 5 Pages

(1)  Names of reporting Persons; S.S. or I.R.S. Identification Nos. of Above Persons.

Butler Manufacturing Company Individual Retirement Asset Account 42-1279439

(2)  Check the appropriate box if a member of a Group (See Instructions)

(a) [ ] (b) [X]

(3)  SEC Use Only

(4)  Citizenship or Place of Organization

Missouri

Number of Shares	(5) Sole Voting Power	0
Beneficially Owned by Each	(6) Shared Voting Power	0
Reporting Person	(7) Sole Dispositive Power	0
With	(8) Shared Dispositive Power	592,496

(9)  Aggregate Amount Beneficially Owned by Each Reporting Person

592,496

(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

(11) Percent of Class Represented by Amount in Row (9)	9.4%

(12) Type of Reporting Person (See Instructions)	EP

Item 1(a).   Name of Issuer:

         Butler Manufacturing Company

Item 1(b).   Address of Issuer's Principal Executive Offices:

        1540 Genessee (P.O. Box 419917)
        Kansas City, Missouri 64141-6917

Item 2(a).   Name of Person Filing:

        Butler Manufacturing Company
        Individual Retirement Asset Account

Item 2(b).   Address of Principal Business Office or, if None, Residence:

        1540 Genessee (P.O. Box 419917)
        Kansas City, Missouri 64141-6917

Item 2(c).   Citizenship:

        Missouri

Item 2(d).   Title of Class of Securities:

        Common Stock, No Par Value

Item 2(e).   CUSIP Number:

        123655 10 2

Item 3.   If this Statement is filed pursuant to Rules 13d-1(b), of 13d-2(b), check whether the person filing is a:

        (f) [X] Employee Benefit Plan or Endowment Fund in accordance with Rule 13d-1(b)(1)(ii)(F)

Item 4.   Ownership

        The following information is provided as of December 31, 2003:

        (a)   Amount Beneficially Owned:

                        592,496

        (b)   Percent of Class, based on 6,334,382 shares outstanding:

                        9.4%

        (c)   Number of Shares as to Which Such Person has:

                   (i)  Sole power to vote or to direct the vote:

                          0

                   (ii)  Shared power to vote or to direct the vote:

                          0

                   (iii)  Sole power to dispose or to direct the disposition of:

                          0

                   (iv)  Shared power to dispose or to direct the disposition of:

                          592,496

         The reporting person disclaims beneficial ownership in all of the above-reference shares.

Item 5.   Ownership of Five Percent or Less of a Class.

        Not applicable.

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

        The shares are held by the reporting person on behalf of participants of the Butler Manufacturing Company Individual Retirement Asset Account.

Item 7.   Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

        Not applicable.

Item 8.   Identification and Classification of Members of the Group.

        Not applicable.

Item 9.   Notice of Dissolution of Group.

        Not applicable.

Item 10.   Certifications.

        By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

         After reasonable inquiry and to the best of his knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BUTLER MANUFACTURING COMPANY INDIVIDUAL RETIREMENT ASSET ACCOUNT

Date: February 10, 2004

By: /s/ John W. Huey
John W. Huey, Secretary, Administrative Committee